

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

<u>Via E-mail</u>
Walter Davis
President
Ceres Managed Futures LLC
522 Fifth Avenue, 14th Floor
New York, NY 10036

> **Re: Morgan Stanley Smith Barney Spectrum Strategic L.P.**
> **Form 10-K for the fiscal year ended 12/31/2010**
> **Filed March 28, 2011**
> **File No. 000-26280**

Dear Mr. Davis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Edwin L. Lyon
        Cadwalader, Wickersham & Taft LLP